MEDIANET GROUP TECHNOLOGIES, INC.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(561) 417-1500

January 9, 2012

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MediaNet Group Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed March 30, 2011
Current Report on Form 8-K
Filed March 2, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-49801

Dear Mr. Mew:

We are responding to the staff’s January 6, 2012 comment letter (the “Letter”). For the staff’s reference, we have included each comment in the Letter followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2010
General

1.           In your next response letter, please provide the written statement requested at the end of our letter dated September 27, 2011.

Response:

The Company acknowledges that:

☐the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
☐the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 57

2.           We note your response to comment two in our letter dated December 16, 2011 and reissue this comment in part. Please revise to clarify how you will use this property to reward your Business Associates.

Response:

The Company intends to deed free and clear title to each parcel of land to any Business Associate who meets the goals that will be specifically determined, published and announced to the entire Business Associate network later this year.

Note 2 – Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

3.           Please file as an exhibit your exhibit A attached as part of your response to prior comment three of our letter dated December 16, 2011. In addition, please revise your disclosure on page 53 within Item 12 to clarify Mr. Hansen has the right to vote and dispose of the shares, consistent with your response.

Response:

The Company will file as an exhibit to its Form 10-K for the year ended September 30, 2011 our exhibit A the “Zen Holding Group, Limited Voting Agreement” attached as part of our response to prior comment three of your letter dated December 16, 2011.  In addition, we will revise our disclosure within Item 12 in order to that clarify that Mr. Hansen has the right to vote and dispose all of the shares of Zen Holdings, Ltd.

Revenue Recognition, page F-12

4.           We note your response to comment four in our letter dated December 16, 2011 that you do not recognize breakage for credits that have been sold by you or by Business Associates to consumers due to high utilization rates. Please ensure your disclosure addresses and distinguishes your accounting policy for breakage as it relates to consumers with user accounts in addition to your breakage policy for DubLi Credits issued to Business Associates. Also, please supplementally provide us with the utilization rates for credits sold to end user customers by you or Business Associates.

Response:

Form 10-K for the year ended September 30, 2011 will include the following disclosure:

•
“DubLi Credits” – Consumers bid on the Company’s online auctions by purchasing “DubLi Credits” either directly on DubLi.com or from DubLi’s independent Business Associates who are members of the DubLi Marketing Network. All proceeds from the sales of “DubLi Credits” are recorded as deferred revenue until used by the consumer in the bidding process and the related revenue is earned.   Purchases of DubLi Credits are non-refundable after three days.  Unused Credits remaining in closed and inactive Business Associate accounts are recorded as revenue as if earned 30 days after the account is closed.  Management makes this estimated adjustment to reduce the deferred revenue liability and to increase revenue recognized based upon the remote possibility of future redemption. Unused Credits on DubLi.com user accounts are not expired or broken and remain in deferred revenue until used.

We cannot precisely determine the utilization rates for credits sold to end user customers by us or Business Associates. DubLi Credits have no unique identifier; therefore, we cannot determine the source of an credit that was used from a DubLi.com user account.  We accurately track all usage from all sources, but we cannot track usage from a particular source.  We know that any such usage is not material because consumer direct sales accounted for only 4.0% and 2.4% of total unit sales in 2011 and 2010, respectively.  Moreover we know that such sales are made in small quantities for use by the consumer and not for resale like the larger packages sold to Business Associates thus increasing the likelihood of greater usage.

5.           We note your response to comment five in our letter dated December 16, 2011 that while credits sold to consumers directly by you or resold by Business Associates to consumers have a 12 month expiration you are not able to track or determine the expiration of the credits. In your response to comment four in our letter dated December 16, 2011, you state you do not recognize breakage for these credits. Please explain how you account for the unused credits sold directly by you to consumers and unused credits that were sold by Business Associates to consumers for which you are unable to determine the expiration. Please quantify for us the amount of these unused credits for each period presented.

Response:

We cannot determine the amounts of unexpired credits sold direct to consumers that remain in deferred revenue until used.  DubLi Credits have no unique identifier; therefore we cannot determine the source of an unused credit that remains in a DubLi.com user account.  We know that any such amounts are not material because consumer direct sales accounted for only 4.0% and 2.4% of total unit sales in 2011 and 2010, respectively.  Moreover, we know that such sales are made in small quantities for use by the consumer and not for resale like the larger packages sold to Business Associates, thus increasing the likelihood of greater usage.

Note 7 – Real Estate Contract, page F-17

6. Please file as an exhibit the real estate contract and all related modifications. In your Form 10-Q for the period ended June 30, 2011, you disclosed on page 18 that the contract was paid in full in May 2011 and you were waiting to receive title. Your response to comment two in our letter dated December 16, 2011 now states you will not receive title until your obligation to fill the land is completed and such fill must be completed before May 10, 2012. Please advise us and disclose when the contract was modified to require that you fill the land prior to May 10, 2012 prior to receiving title. Further, please disclose the consequences in the event you are unable to fill the land prior to May 10, 2012.

Response:

The Company will file as an exhibit to its Form 10-K for the year ended September 30, 2011 the real estate contract and all related modifications.

In our Form 10-Q for the period ended June 30, 2011, we disclosed that the contract was paid in full in May 2011 and we were waiting to receive title. Our response to comment two in our letter dated December 16, 2011 correctly stated that we will not receive title until our obligation to fill the land is completed and that such fill must be completed before May 10, 2012.  The Form 10-Q was correct in that we had met all financial obligations of the contract, but in that disclosure we erroneously failed to disclose the non-financial commitment to fill the lots.  There was no amendment to the agreement for the fill obligation as that obligation is in the original agreement.  Our Form 10-K for the year ended September 30, 2011 will include the correct disclosure regarding the obligation to fill the lots and that failure to fill the lots is a technical default that will cause the Company to forfeit 80% of the payments made on the contract.  We will also disclose that subsequent to year-end, the Company did fulfill the entire obligation.

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If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

Mark L. Mroczkowski
Chief Financial Officer

Cc:	Catherine T. Brown, Staff Attorney
Leslie J. Croland, P.A.